Joseph C. Passalaqua

June 18, 2015

Board of Directors
HighLight Networks, Inc.

Dear Sirs:

I hereby resign as Secretary and Director of HighLight Networks, Inc. (the "Corporation"), effective as of 5:00 PM New York time on June 18, 2015.

My resignation is not the result of any disagreement with the Corporation on any matter relating to its operation or policies, including, without limitation, accounting or financial policies, or practices.

Sincerely,

Joseph C. Passalaqua